UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of November, 2003

Commission File: 333-06552

PRESS RELEASE
TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER
AND YEAR ENDED SEPTEMBER 27, 2003

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

                                                                                                                        _________________________
                                                                                                                                                                      Tembec Inc.
                                                                                                                                                                      C.P. 5000
                                                                                                                                                                      Témiscaming (Québec) Canada
                                                                                                                                                                      J0Z 3R0

PRESS RELEASE

Source: Tembec Inc.
Contacts:	Michel J. Dumas Executive Vice President, Finance & CFO Tel: (819) 627-4268 E-mail: michel.dumas@tembec.com	Charles Gagnon Vice President, Corporate Relations Tel: (819) 627-4387 E-mail: charles.gagnon@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER
AND YEAR ENDED SEPTEMBER 27, 2003

Montreal, November 13, 2003: Consolidated gross sales for the fourth quarter ended September 27, 2003 were $838.6 million, down from $877.1 million in the comparable period last year. The Company generated a net loss of $51.5 million ($0.60 per share), compared to a restated net loss of $77.2 million ($0.89 per share) in the corresponding quarter ended September 28, 2002, and net earnings of $70.5 million ($0.82 per share) in the previous quarter. The September 2003 net loss included an after-tax non-cash charge of $17.6 million ($0.21 per share) related to unusual non-recurring items. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $31.9 million, down from EBITDA of $73.6 million generated a year ago and up from $12.2 million in the prior quarter.

For the fiscal year ended September 27, 2003, consolidated gross sales were $3.3 billion, a 1.3% decrease from the prior year. The Company generated net earnings of $11.4 million ($0.13 per share), compared to a restated net loss of $116.2 million ($1.35 per share) in fiscal 2002. The fiscal 2003 net earnings include an after-tax gain of $221.0 million ($2.56 per share) on the translation of foreign denominated debt. EBITDA declined to $74.8 million from $275.5 million a year ago.

Business Segment Results

During the quarter, the Forest Products Group generated positive EBITDA of $3.0 million on sales of $226.7 million. This compares to negative EBITDA of $22.5 million on sales of $213.9 million in the prior quarter. US $ lumber reference prices reached levels not seen during the last two years, increasing the average selling price of SPF lumber by $54 per mfbm. OSB prices were also very strong, reaching new record highs. The Company's average OSB price increased by 65% over the prior quarter. Foreign exchange rates were not a significant factor on a quarter over quarter basis as the average Canadian $/US$ relationship was relatively unchanged. The financial results of this segment continue to be negatively affected by substantial payments of countervailing and antidumping duties on lumber shipped to the US. During the quarter, the Company incurred $21.9 million of duties compared to $19.3 million in the prior quarter. Details on the impact of the countervailing and antidumping duties are outlined in the notes to the interim consolidated financial statements.

The Pulp Group generated EBITDA of $18.9 million on sales of $329.8 million for the quarter ended September 27, 2003, down from EBITDA of $30.0 million on sales of $328.5 million for the prior quarter. Reference prices in North America and Europe decreased during the quarter. The lower prices reduced sales and EBITDA by $21.1 million or $43 per tonne sold. The Group was able to partially offset the drop in revenues by reducing manufacturing costs, primarily in the area of purchased fibre.

The Paper Group generated EBITDA of $6.7 million on sales of $203.6 million. This compares to $1.2 million on sales of $186.6 million in the prior quarter. Higher volumes of coated papers increased sales by $19.9 million. Average selling prices remained relatively unchanged during the most recent quarter, declining by $6 per tonne sold. The increase in EBITDA resulted from lower manufacturing costs at the St. Francisville, Louisiana coated paper mill. The prior quarter had absorbed higher costs associated with the annual millwide maintenance shutdown at the facility.

During the quarter, the Company absorbed a pre-tax charge of $18.4 million relating to several unusual non-recurring items. These included $10.1 million to reduce the carrying value of goodwill, $5.7 million relating to the permanent closure of a sawmill and $2.6 million for fixed assets removed from service. The after-tax impact of these non-cash items added $17.6 million ($0.21 per share) to the quarterly net loss.

Outlook

The Company's current results reflect the continued poor pricing experienced in its three core segments. As well, the trade difficulties in the SPF lumber industry continue to negatively impact the Company's financial performance. Despite an improvement in the US $ selling prices of lumber, pulp and paper during the last few quarters, the higher value of the Canadian $ reduced the positive impact on our financial results. While the Company's hedging program is providing a partial offset to the higher Canadian $, we will need to see higher commodity prices for Canadian manufacturers to generate adequate margins and returns. The Company continues to focus on controlling costs, maintaining liquidity and limiting capital expenditures to short payback and non-discretionary items.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4.0 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. More information on the Company, including Management's Discussion and Analysis of these interim financial results, can be obtained on the Tembec web site at www.tembec.com

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's annual report.

Consolidated Financial Statements of

TEMBEC INC.

Fourth Quarter

            Ended September 27, 2003

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and years ended September 27, 2003 and September 28, 2002
(unaudited) (in millions of dollars except for number of shares and per share amounts)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Quarters and years ended September 27, 2003 and September 28, 2002
(unaudited) (in millions of dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 27, 2003 and September 28, 2002
(unaudited) (in millions of dollars)
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended September 27, 2003 and September 28, 2002
(unaudited) (in millions of dollars)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 27, 2003 and September 28, 2002
(unaudited) (in millions of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

  Significant accounting policies

  Basis of presentation

  These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 28, 2002.

  Changes in accounting policies

  In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued accounting guideline 14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline. The required disclosures are summarized in note 3.

  Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants (CICA) with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the March 2003 quarter, the Company completed the required transitional impairment test as at September 29, 2002 and found no impairment of goodwill. During the September 2003 quarter, the Company completed the first required annual impairment test of goodwill and did find impairment. The impact is summarized in note 7.

  Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the adoption of these recommendations, other assets decreased by $37.3 million, future income taxes decreased by $6.1 million, and retained earnings decreased by $31.2 million as of September 28, 2002. The restatement of prior period earnings resulted in an increase in the net loss of $55.9 million for the quarter ended September 28, 2002, an increase in net earnings of $72.6 million for the quarter ended June 29, 2002, a decrease in the net loss of $31.6 million for the quarter ended March 30, 2002 and an increase in the net loss of $6.0 million for the quarter ended December 29, 2001, for a total decrease in net loss of $42.3 million for year ended September 28, 2002.

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Acquisitions and Business Combinations

  2003

  On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

  During the March 2003 quarter, the Company finalized the purchase of two sawmills located in France. The company Brassac S.A.S. ("Brassac"), which purchased the sawmills is 75% owned by Tembec SA, a wholly owned subsidiary of the Company.

  2002

  On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. ("Davidson") which includes two sawmills in Quebec and one in New Hampshire.

  On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana paper mill ("Tembec USA LLC") acquisition from Crown Paper Co. was finalized which caused an increase of $1.2 million to the original recorded purchase price.

  On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership ("Temrex"). The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million. The financial results of Temrex are proportionately accounted for in these financial statements.

  Details of the acquisitions net of disposals are as follows:

2003			2002				
	Brassac	3626776 Canada Inc.	Total	Davidson	Tembec USA LLC	Nouvelle	Temrex	Total
Net assets acquired:								
Working capital:								
Cash (bank indebtedness)	**$ (0.3)**	**$ 0.1**	**$ (0.2)**	$ (7.9)	$ -	$ -	$ -	$ (7.9)
Non-cash working capital	-	**0.1**	**0.1**	10.5	-	(7.8)	5.8	8.5
	(0.3)	**0.2**	**(0.1)**	2.6	-	(7.8)	5.8	0.6
Non-working capital:								
Investments	-	-	-	0.3	-	-	-	0.3
Fixed assets	**3.1**	-	**3.1**	17.5	1.2	(11.7)	14.8	21.8
Other assets	-	**5.0**	**5.0**	0.2	-	(0.4)	1.2	1.0
Long-term debt and other liabilities	-	**(4.5)**	**(4.5)**	(18.0)	-	-	-	(18.0)
Future income taxes	-	-	-	(0.4)	-	(1.0)	-	(1.4)
Minority interests	**(0.7)**	-	**(0.7)**	-	-	-	-	-
	2.4	**0.5**	**2.9**	(0.4)	1.2	(13.1)	16.0	3.7
Non-recognized gain on sale	-	-	-	-	-	(11.0)	11.0	-
Deferred gain on sale of assets	-	-	-	-	-	(6.7)	-	(6.7)
Gain on sale of assets	-	-	-	-	-	(3.2)	-	(3.2)
	-	-	-	-	-	(20.9)	11.0	(9.9)
	$ 2.1	**$ 0.7**	**$ 2.8**	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)
Consideration paid (received) in:								
Cash	**$ 2.1**	**$ 0.7**	**$ 2.8**	$ -	$ -	$ (41.8)	$ 32.8	$ (9.0)
Other short-term liabilities	-	-	-	2.2	-	-	-	2.2
Common shares (98,586)	-	-	-	-	1.2	-	-	1.2
	$ 2.1	**$ 0.7**	**$ 2.8**	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $12.5 million was incurred during the September 2003 quarter relating to lumber shipments to the U.S. between June 29 and September 27, 2003. On a year-to-date basis, a charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

  On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June 2002 quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $9.4 million was incurred during the September 2003 quarter relating to lumber shipments to the U.S. between June 29 and September 27, 2003. On a year-to-date basis, a charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

    Commitments and contingencies (cont.)

    Countervailing and antidumping duties (cont.)

    The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results ($ millions):

    The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

    Commitments

    On June 19, 2003, Tembec and Domtar announced that they had reached an agreement-in-principle to create a joint venture that will be equally owned by both companies. The new venture will combine existing timber and SPF lumber operations in the provinces of Quebec and Ontario. The joint venture will also market the SPF lumber manufactured by Tembec at its sawmills in British Columbia and by Domtar at its Lebel-sur-Quevillon (Quebec) sawmill. The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective Boards of Directors, as well as government and other required approvals.

    On August 21, 2003, the Company reached an agreement to purchase the Nexfor sawmills, located at La Sarre and Senneterre, Quebec. The transaction closed on October 31, 2003 with the Company purchasing the assets and working capital for $64.2 million in cash, which was sourced from existing liquidity.

    On October 31, 2003, the Company reached an agreement to purchase the Weyerhaeuser sawmill, located at Chapleau, Ontario, for $25.5 million including working capital. The transaction is expected to close in the fourth calendar quarter of 2003 and is subject to certain conditions being met as well as government and other required approvals.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in table are in millions of dollars)

    3. Commitments and contingencies (cont.)

    Commitments (cont.)

    The partners of Papiers Gaspésia Limited Partnership ("Gaspésia") have provided guarantees for a US$45 million (C$70 million) loan facility to be used to finance the modernization program of the paper mill in Chandler, Quebec. The Company's portion of the guarantee is limited to 25% or US$11.3 million. As at September 27, 2003, no amounts had been drawn on the facility.

    Long-term debt

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in table are in millions of dollars)

    Stock-based compensation plans

    Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

    The Company applies the settlement based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The Company discloses the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted after September 29, 2001. During the fourth quarter, the Company granted 28,619 stock options (nil in 2002.) On a year-to-date basis, the Company granted 208,588 options at $10.42 (255,556 at $10.76 in 2002.)

    In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings (loss) had the fair value-based method been chosen.

    (in millions of dollars, except per share amounts)

    The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in table are in millions of dollars)

    Interest, foreign exchange, and other
    Unusual Items

    2003

    During the September 2003 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, a goodwill impairment charge of $10.1 million was recorded. There being no income tax benefit to offset, the after-tax impact was also $10.1 million.

    During the September 2003 quarter, the Company recorded a non-cash charge of $5.7 million relating to the reduction of the carrying value of the fixed assets of a sawmill that had been permanently closed. There being no income tax offset, the after-tax impact was also $5.7 million. In addition, the Company recorded a non-cash charge of $2.6 million relating to the writedown of fixed assets removed from service at a paperboard facility. The after-tax impact of this item was $1.8 million.

    2002

    In March 2002, the Company issued US$350.0 million of 7.75% Unsecured Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US$250.0 million 9.875% Unsecured Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $2.9 million relating to the write-off of deferred financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $16.0 million. The net after-tax impact of these charges was $10.8 million.

    Also in 2002, the Company, as a result of its modernization program, removed from service certain capital assets having a net carrying value of approximately $6.1 million. Costs of early retirement and employee reduction programs for $1.7 were also recorded. The net after-tax impact of these charges was $5.3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in table are in millions of dollars)

    Income Taxes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in table are in millions of dollars)

    EBITDA

    EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

    In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

    Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

  Supplementary Information

  Management's Discussion and Analysis
  for the quarter ended September 27, 2003

  The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its fourth quarter ended September 27, 2003. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 27, 2003 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 28, 2002, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses.

  The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

OVERVIEW

                                                                                                                   Quarterly Results ($ millions)

  (1)  Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

  September Quarter 2003 vs September Quarter 2002

  The decrease in gross sales of $38.5 million over the comparable period a year ago is due primarily to lower selling prices in the Pulp, Paper and Paperboard segments. The decline would have been greater if not for the higher selling prices of the Forest Products segment. The $41.7 million decline in EBITDA was primarily due to the Pulp, Paper and Paperboard segments, which absorbed the impact of the aforementioned reduced selling prices. Overall sales and EBITDA of all business segments were adversely affected by the stronger Canadian $ which averaged 0.724 US $, an increase of 13.1% over the 0.640 US $ in the year ago quarter. These items are discussed in more detail in the segmented review that follows.

  Interest, foreign exchange and financing expense decreased by $36.6 million in total. Foreign exchange contract gains totaled $29.2 million versus a loss of $5.4 million in the prior year. During the September 2002 quarter, the Company incurred a loss of $3.1 million on its US $ / Canadian $ program and generated $8.5 million in gains on its US $ / Euro program. In the September 2003 quarter, both the Canadian $ and the Euro were stronger in terms of the US $. As a result, the Company generated gains of $17.5 million on its US $ / Canadian $ program and $11.7 million on the US $ / Euro program. Additional details are outlined in note 6 of the interim consolidated financial statements.

  Effective September 29, 2002, the Company adopted the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation. As a result, the Company no longer defers and amortizes unrealized translation gains and losses on its foreign denominated debt. As the recommendations were adopted retroactively, the comparative quarterly data for fiscal 2002 included in the MD&A has been restated. During the September 2003 quarter, the Company recorded a loss of $8.0 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased slightly from 0.743 US $ to
  0.739 US $. In the comparable period of 2002, the Canadian $ weakened considerably from 0.660 US $ to 0.634 US $, and the Company recognized a loss on translation of foreign debt of $68.3 million. The after-tax impact of the loss on the translation of foreign denominated debt was $6.7 million or $0.08 per share as compared to the prior year after-tax loss of $57.2 million or $0.66 per share.

  Effective September 29, 2002, the Company also adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, ceased to amortize its goodwill. During the March 2003 quarter, the Company completed the required transitional impairment test and found no impairment of goodwill. During the September 2003 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, the Company absorbed a goodwill impairment charge of $10.1 million in the September 2003 quarter. The charge is included with other unusual items. The following table summarizes the impact of unusual items ($ millions):

	September 2002		September 2003
	Pre-tax	After-tax	Pre-tax	After-tax
Sawmill Modernization	7.8	5.3	-	-
Impairment of Goodwill	-	-	10.1	10.1
Sawmill Permanent Closure	-	-	5.7	5.7
Paperboard Fixed Assets Removed from Service	-	-	2.6	1.8
	7.8	5.3	18.4	17.6

  During the September 2002 quarter, the Company incurred a non-recurring unusual charge of $7.8 million relating to costs associated with the modernization of sawmills in Northern Ontario. The charge included $6.1 million relating to the writedown of fixed assets removed from service and $1.7 million for early retirement and employee reduction programs.

  During the September 2003 quarter, the Company absorbed a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. It also absorbed a non-cash charge of $2.6 million relating to the writedown of fixed assets removed from service at the Paperboard mill located in Temiscaming, Quebec.

  The Company generated a net loss of $51.5 million or $0.60 per share compared to a net loss of $77.2 million or $0.89 per share in the corresponding quarter of the prior year.

  Year ended September 2003 vs year ended September 2002

  Although consolidated gross sales were relatively unchanged from the comparable period a year ago, down $44.9 million in total, there were significant offsetting items. Lower selling prices in the Forest Products, Paper and Paperboard segments reduced sales by $125.0 million. Higher selling prices and volumes in the Pulp and Chemical segments increased sales by $80.1 million. The $200.7 million decline in EBITDA was primarily due to lower profitability in all segments. Forest Products EBITDA declined by $108.3 million as a result of lower selling prices for SPF lumber and higher export duties on lumber shipped to the US. The Paper segment EBITDA declined by $51.2 million due primarily to the appreciation of the Canadian $ versus the US $. The average EBITDA margin for fiscal 2003 was 2.6%, down from 9.3% a year ago. Overall, sales and EBITDA of all business segments were adversely affected by the stronger Canadian $, which averaged 0.683 US $, a 7.4% increase from 0.636 US $ in the prior year.

  Interest, foreign exchange and financing expense decreased by $92.2 million in total. Foreign exchange contract gains totaled $64.8 million versus a loss of $53.8 million in the prior year. During fiscal 2002, the Company incurred a loss of $68.3 million on its US $ / Canadian $ program, with a small offset of $14.5 million in gains on its US $ / Euro program. In the year ended September 2003, both the Canadian $ and the Euro were stronger in terms of the
  US $. As a result, the Company generated gains of $17.6 million on its US $ / Canadian $ program and $47.2 million on its US $ / Euro program. While the weaker US $ generated significant hedging gains, it did however reduce the value of US $ monetary assets, principally cash and trade receivables. As a result, the expense for "Other foreign exchange items" increased by $27.6 million over the year ago period. Additional details are outlined in Note 6 of the consolidated interim financial statements.

  As noted in the previous section, the Company adopted the new recommendations of Section 1650 of the CICA with respect to foreign currency translation. During the year ended September 2003, the Company recorded a gain of $263.9 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from 0.634 US $ to 0.739 US $. In fiscal 2002, the Canadian $ was relatively unchanged and the Company recognized a small gain on translation of foreign debt of $3.7 million. The after-tax impact of the gain on translation of foreign denominated debt was $221.0 million or $2.56 per share as compared to the prior year after-tax gain of $3.1 million or $0.04 per share.

  The following table summarizes the impact of unusual items in fiscal 2002 and 2003 ($ millions):

	September 2002		September 2003
	Pre-tax	After-tax	Pre-tax	After-tax
Early Redemption of Debt	16.0	10.8	-	-
Sawmill Modernization	7.8	5.3	-	-
Goodwill Impairment	-	-	10.1	10.1
Sawmill Permanent Closure	-	-	5.7	5.7
Paperboard Fixed Assets Removed from Service	-	-	2.6	1.8
	23.8	16.1	18.4	17.6

  During fiscal 2002, the Company called US $250 million 9.875% Unsecured Senior Notes due 2005, including a call premium of 3.292%. The early redemption of the 9.875% Senior Notes generated a pre-tax unusual item of $16.0 million, including $13.1 million pertaining to the payment of the call premium and $2.9 million for the writeoff of deferred financing costs.

  Also in fiscal 2002, the Company incurred a non-recurring unusual charge of $7.8 million relating to costs associated with the modernization of sawmills in Northern Ontario. The charge included $6.1 million relating to the writedown of fixed assets removed from service and $1.7 million for early retirement and employee reduction programs.

  In fiscal 2003, the Company absorbed a charge of $10.1 million relating to the impairment of goodwill relating to a remanufactured lumber facility acquired in 2000. It also recorded a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. Finally, it absorbed a non-cash charge of $2.6 million relating to the writedown of fixed assets removed from service at the paperboard mill located in Temiscaming, Quebec.

  For the year ended September 2003, the Company generated net earnings of $11.4 million or $0.13 per share compared to a net loss of $116.2 million or $1.35 per share in the corresponding period of the prior year.

FOREST PRODUCTS

                                                                                                                   Quarterly Results

  September Quarter 2003 vs September Quarter 2002

  The Forest Products segment generated EBITDA of $3.0 million on sales of $226.7 million. This compares to EBITDA of $3.3 million on sales of $241.6 million in the comparable quarter of the prior year. The average selling price of SPF lumber declined by $17 per mfbm from the year ago quarter. Although US $ reference prices were higher, it was not sufficient to offset the negative impact of a Canadian $ that averaged 13.1% higher versus the US $. This was not the case in OSB where very strong prices more than offset the impact of the stronger Canadian $. Average OSB selling prices increased by $33 per msf, 93% higher than in the September 2002 quarter. On the volume side, SPF shipments were adversely affected by curtailments taken in our B.C. operations due to forest fires. Production decreased by an estimated 29 mmfbm as a result. Volumes were also down in the Specialty Wood business. Because pine products sell at relatively higher prices, the impact of lumber export duties to the U.S., which are based on a % of the selling price, has been even more negative than in SPF. Despite an overall improvement in selling prices, EBITDA remained relatively unchanged. The Forest Products segment saw its margins reduced by higher export duties. During the quarter, countervailing and antidumping duties totalled $21.9 million, up from
  $18.6 million recorded in the September 2002 quarter.

  Year ended September 2003 vs year ended September 2002

  During fiscal 2003, the Forest Products segment generated negative EBITDA of $37.5 million on sales of
  $909.0 million. This compares to positive EBITDA of $70.8 million on sales of $966.5 million in the prior year. The average selling price of SPF lumber was $44 per mfbm lower than in the prior year. The lower prices were the result of lower US $ prices combined with a Canadian $ that averaged 7.4% higher versus the US $. OSB provided a partial offset as average prices increased by $11 per msf, 32% higher than in the prior year. The weak pricing environment in SPF lumber was further aggravated by the first "full year" impact of lumber export duties on shipments to the U.S. During fiscal 2003, countervailing and antidumping duties reduced net sales and EBITDA by $81.2 million, compared to $17.5 million in the prior year. Additional details regarding countervailing and antidumping duties are outlined in note 3 of the interim consolidated financial statements.

PULP

                                                                                                                       Quarterly Results

  September Quarter 2003 vs September Quarter 2002

  The Pulp segment generated EBITDA of $18.9 million on sales of $329.8 million for the quarter ended September 2003, compared to EBITDA of $45.5 million on sales of $325.1 million in the September 2002 quarter. Lower average selling prices reduced sales and EBITDA by $20.9 million or $43 per tonne shipped as compared to the year ago quarter. Although US $ reference prices were higher, it was not sufficient to offset the negative impact of a Canadian $ that averaged 13.1% higher versus the US $. During the quarter, the Company completed the startup of the Chetwynd, BC high yield pulp mill. The facility averaged approximately 66% of its target capacity of 215,000 tonnes in the September quarter, generating approximately $0.3 million EBITDA. Contributions to EBITDA will grow as the mill progresses toward its target capacity. Total downtime in the quarter was 29,800 tonnes including 11,400 tonnes taken at two Eastern Canadian NBSK mills in response to woodchip supply constraints. This compares to 2,600 tonnes of maintenance downtime in the same quarter a year ago.

  Year ended September 2003 vs year ended September 2002

  The Pulp segment generated EBITDA of $72.7 million on sales of $1,290.6 million for the fiscal year, compared to $96.4 million on sales of $1,228.2 million in the prior year. Higher selling prices increased sales and EBITDA by $32.1 million or $17 per tonne shipped as compared to the year ago period. The increase represents only a portion of the approximate US $46 per tonne increase in reference prices. A stronger Canadian $, which averaged 7.4% higher versus the US $, mitigated the positive impact of the higher pulp prices. During fiscal 2003, the Euro averaged 1.583 Canadian $, a 9.5% increase over the 1.445 experienced a year ago. As a result, cost of sales for our French pulp mills, which represented 36% of the segment's total sales volume, was approximately $40.5 million higher than would have been the case if the Euro had not appreciated versus the Canadian $. In addition, the Company incurred higher operating costs associated with the operation of its biological effluent treatment facility at the Temiscaming, Quebec complex. Total downtime in fiscal 2003 was 75,400 tonnes, including 11,400 tonnes taken at two Eastern Canadian NBSK mills in response to woodchip supply constraints. This compares to 51,500 tonnes of maintenance downtime and 4,100 tonnes of market related downtime taken a year ago.

PAPER

                                                                                                                      Quarterly Results

  September Quarter 2003 vs September Quarter 2002

  The Paper segment generated EBITDA of $6.7 million on sales of $203.6 million. This compares to EBITDA of $14.5 million on sales of $222.0 million in the same quarter a year ago. Lower effective selling prices for all grades of paper reduced sales by $17.2 million or $67 per tonne shipped. Although US $ reference prices were higher, it was not sufficient to offset the negative impact of a Canadian $ that averaged 13.1% higher versus the US $. However, the stronger Canadian $ also reduced the reported manufacturing costs of the St. Francisville paper mill by the equivalent of $12.4 million.

  Year ended September 2003 vs year ended September 2002

  The Paper segment generated EBITDA of $20.9 million on sales of $824.9 million. This compares to EBITDA of $72.1 million on sales of $876.1 million in fiscal 2002. Lower effective selling prices for all grades of paper reduced sales by $61.6 million or $63 per tonne shipped. In the case of newsprint, prices decreased despite the increase in US $ reference prices, the stronger Canadian $ being the cause. Coated paper prices dropped even more, absorbing the combined impact of lower US $ reference pricing and the stronger Canadian $. Higher energy costs were offset by several favourable items including reduced chemical costs at the St. Francisville paper mill. In addition, the St. Francisville mill also experienced a decrease of $30.3 million in its equivalent Canadian $ manufacturing costs due to the relative increase in the value of the Canadian $ versus the US $.

FINANCIAL POSITION

  (1) Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

  Cash flow from operations before working capital changes for fiscal 2003 was negative $41.6 million, a $96.7 million decline from the comparable period last year. The reduced cash flow corresponds to the decline in EBITDA, partially offset by lower interest and foreign exchange costs. For the year ended September 2003, non-cash working capital items generated $93.1 million, an increase from $10.0 million generated by the same items in the prior year. After allowing for net fixed asset additions of $131.8 million, "free cash flow" was negative $173.4 million versus a negative amount of $43.8 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

  In response to the continued weak cash flow, the Company has curtailed capital expenditures to minimum levels. In fiscal 2003, net fixed asset additions totalled $131.8 million compared to $98.9 million in the comparable period a year ago. The amount spent is equal to 59% of fixed asset depreciation and 5% of net sales. The increase over the prior year is largely as result of capital expenditures of $28.6 million related to the start-up of the recently acquired Chetwynd, BC high yield pulp mill. The mill was restarted in February 2003 and the remaining capital expenditures are not anticipated to be significant.

  In March 2002, the Company issued US $350 million of 7.75% Unsecured Senior Notes due 2012. The majority of the proceeds were used to call the US $250 million 9.875% Unsecured Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. During the quarter ended March 2002, the early redemption of the 9.875% Senior Notes generated an unusual pre-tax charge of $16.0 million. The remaining proceeds were to be used to redeem the C$115 million 8.30% Unsecured Debentures. To the end of fiscal 2002, the Company had repurchased $84.3 million of the 8.30% Debentures. The balance of $30.7 million was repaid at maturity in January 2003.

  In March 2003, the Company issued US $100 million of Unsecured Senior Notes as an "add-on" to the existing US $250 million 8.625% Unsecured Senior Notes. The additional tranche was issued at par. The use of proceeds was for general corporate purposes.

  During fiscal 2003, the Company repaid $89.8 million of debt. Major items include $30.7 million to repay, at maturity, the remaining 8.30% Unsecured Debentures, the required $10 million annual payment on the 7% Unsecured Subordinated Debentures, the required US $8.5 million payment on the 8.39% Unsecured Senior Notes and periodic payments totalling $25.9 million to repay the Ontario Hydro loan.

  During September 2003, the Company redeemed 1,250,000 Series 3 Class B Preferred Shares at their original issue price of $16 per share, or $20 million. The preferred shares had been issued in 1994 as part of the Temboard restructuring.

  During fiscal 2003, the Company repurchased 726,800 common shares at an average price of $6.63 per share, pursuant to its normal course issuer bid.

  Net debt to total capitalization stood at 51.4% at September 2003. This represents a decrease of 2.8% since the last audited consolidated financial statements. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. Improvement in the pricing levels of the Company's main products will be required before any meaningful reduction can be achieved.

  At the end of September 2003, Tembec had cash and temporary investments of $114.3 million plus unused operating lines totaling $298.3 million. This compares to $149.8 million and $376.8 million respectively at the date of the last audited financial statements.

  During fiscal 2003, the Company continued with its US $ / Canadian $ hedging program. In 2003, this program yielded a gain of $17.6 million as compared to a loss of $68.3 million in the prior year. At September 27, 2003, there remained outstanding US $1,158.9 million of foreign exchange contracts at an average rate of 1.5772 (0.634). If the contracts had been settled at that date, based on the ending conversion rate of 1.3529 (0.739), the Company would have received $219.5 million. The US $ / Canadian $ program, which began in 1995, was designed to pre-sell up to 50% of anticipated net US $ receipts for a three year period. At that time, the Company was less than a quarter of its current size on a gross sales basis. In light of Tembec's growth and greater geographic diversification, the Company has been reviewing the requirement for such a large scale program going forward. Consideration is currently being given to reducing or exiting the US $ / Canadian $ program.

  At the end of September 2002, the Company had US $444.0 million of US $ / Euro foreign exchange options outstanding with scheduled maturities from October 2002 to March 2005. This program had been put in place in October 2000, coincident with the purchase of the two LaRochette pulp mills, located in Southern France. In light of the significant strengthening of the Euro versus the US $, the Company liquidated its position in fiscal 2003. As a result, in addition to gains of $44.8 million realized on the options during fiscal 2003, the Company has generated a deferred gain of $76.5 million on the options that would normally have matured in fiscal 2004 and 2005. The deferred gain will be amortized into income over the next 6 quarters, in accordance with the original maturities of the options.

  On June 19, 2003, Tembec and Domtar announced that they had reached an agreement-in-principle to create a joint venture that will be equally owned by both companies. The new venture will combine existing timber and SPF lumber operations in the provinces of Quebec and Ontario. The joint venture will also market the SPF lumber manufactured by Tembec at its sawmills in British Columbia and by Domtar at its Lebel-sur-Quévillon (Quebec) sawmill. The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective Boards of Directors, as well as government and other required approvals.

  On August 21, 2003, the Company reached an agreement to purchase the Nexfor sawmills, located at La Sarre and Senneterre, Quebec. The transaction closed on October 31, 2003 with the Company purchasing the assets and working capital for $64.2 million in cash, which was sourced from existing liquidity.

  On October 31, 2003, the Company reached an agreement to purchase the Weyerhaeuser sawmill, located at Chapleau, Ontario, for $25.5 million including working capital. The transaction is expected to close in the fourth calendar quarter of 2003 and is subject to certain conditions being met as well as government and other required approvals.

  In summary, the current interim financial results reflect the relatively low margins experienced by the Company in its three core business segments. Although we have seen some improvement in US $ lumber, pulp and paper prices, the stronger Canadian $ combined with lumber export duties continue to negatively impact financial performance. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels. The Company is focused on controlling costs and liquidity and is well positioned to generate significant earnings when commodity prices recover.

FINANCIAL PERFORMANCE & OTHER DATA

  (1) % returns for each quarter have been annualized.
  (2) Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  TEMBEC INC.

  Claude Imbeau_________________________
  Vice-President, General Counsel and Secretary

  Date: November 14, 2003